As filed with the Securities and Exchange Commission on December 23, 2009

                                                           Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                      China Life Insurance Company Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                      China Life Insurance Company Limited
                   (Translation of issuer's name into English)

                         The People's Republic of China
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------
                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8940
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.             James C. Scoville, Esq.
        White & Case LLP                              Li Li, Esq.
       5 Old Broad Street                      Debevoise & Plimpton LLP
         London EC2N 1DW                          2202 Jin Mao Tower
         United Kingdom                         88 Century Boulevard
        +44-20-7532-1000                        Shanghai 20012, China
                                                   +(86-21) 5047-1800

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                               Proposed                  Proposed             Amount of
      Title of each class             Amount to be      maximum aggregate price      maximum aggregate      registration
 of Securities to be registered        registered              per unit (1)          offering price (2)         fee
--------------------------------  -------------------  -------------------------  ----------------------  ----------------
American Depositary Shares            200,000,000               $5.00                    10,000,000             $713
evidenced by American             American Depositary
Depositary Receipts,  each              Shares
American Depositary Share
representing 15 overseas
foreign-invested shares, or H
shares, par value RMB 1.00
each, of China Life Insurance
Company Limited

----------
(1)  Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     This registration statement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

                             -----------------------

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Schedule 1 to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.              Description of Securities to be Registered

                              Cross Reference Sheet

                                                   Location in Form of Receipt
Item Number and Caption                            Filed Herewith as Prospectus
-------------------------------------------------  -----------------------------
1.  Name and address of depositary                 Face of American Depositary
                                                   Receipt, introductory
                                                   paragraph

2. Title of American  Depositary  Receipts  and    Face of American Depositary
identity ofdeposited securities                    Receipt, top center

   Terms of Deposit:

   (i)   The amount of  deposited  securities      Face of American Depositary
   represented by one unit of American Depositary Receipt, upper right corner Receipts

   (ii)  The procedure for voting, if any, the     Paragraph (12)
   deposited securities

   (iii) The procedure for collection and          Paragraphs (4), (5), (7) and
   distribution of dividends                       (10)

   (iv)  The procedure for transmission of         Paragraphs (3), (8) and (12)
   notices, reports and proxy soliciting material

   (v)   The procedure for sale or exercise of     Paragraphs (4), (5) and (10)
   rights

   (vi)  The procedure for deposit or sale of      Paragraphs (4), (5), (10)
   securities resulting from dividends, splits     and (13)
   or plans of reorganization

   (vii) The procedure for amendment, extension    Paragraphs (16) and (17)
   or termination of the deposit agreement

   (viii) The procedure for rights of holders of   Paragraph (3)
   Receipts to inspect the transfer books of the depositary and the list of holders of Receipts

   (ix)  Restrictions  upon the right to deposit   Paragraphs (1), (2), (4),
   or withdraw the underlying securities           and (5)

   (x)   Limitation upon the liability of the      Paragraph (14)
   depositary

3. Fees and Charges                                Paragraph (7)

Item - 2.              Available Information

   Statement that China Life Insurance Company     Paragraph (8)
   Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American
   Depositary Receipts and copied at public reference facilities maintained by the
   Commission in Washington, D.C.

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.              Exhibits

         (a) Form of Amended and Restated Deposit Agreement among China Life Insurance Company Limited. (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Amended and Restated Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.
                 - Not Applicable.

         (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

         (e)     Certification under Rule 466. - Not Applicable.

         (f) Powers of attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.

Item - 4.              Undertakings

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, United States, on , 2009.

                                         Legal entity created by the form of
                                         Amended and Restated Deposit Agreement
                                         for the issuance of American
                                         Depositary Receipts for H shares, par
                                         value RMB 1.00 each, of China Life
                                         Insurance Company Limited.

                                         DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                         AS DEPOSITARY


                                         By:    /s/ James Kelly
                                                --------------------------------
                                         Name:  James Kelly
                                         Title: Vice President

                                         By:    /s/ Michael Curran
                                                --------------------------------
                                         Name:  Michael Curran
                                         Title: Vice President

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, China Life Insurance Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Beijing, People's Republic of China, on , 2009.

                                         CHINA LIFE INSURANCE COMPANY LIMITED


                                         By:    /s/ Wan Feng
                                                -------------------------------
                                         Name:  Wan Feng
                                         Title: President and Executive Director

                                POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yang Chao and Wan Feng and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on ,2009.

             Signature                                       Title

/a/ Yang Chao                                               Yang Chao
------------------------------------               Chairman of the Board and
                                                      Executive Director


                                                             Wan Feng
/s/ Wan Feng                                          President and Executive
------------------------------------                        Director
                                                      (Principal Executive
                                                             Officer)


                                                            Liu Jiade
/s/ Liu Jiade                                            Vice President
------------------------------------               (Principal Financial and
                                                        Accounting Officer)


/s/ Liu Yingqi                                             Liu Yingqi
------------------------------------                 Executive Director, Vice
                                                       President and Board
                                                            Secretary


                                                            Lin Darien
------------------------------------                 Executive Director, Vice
                                                             President


/s/ Ma Yongwei                                              Ma Yongwei
------------------------------------                Independent Non-Executive
                                                             Director


                                                            Sun Shuyi
------------------------------------                Independent Non-Executive
                                                             Director


/s/ Sun Changji                                           Sun Changji
------------------------------------                Independent Non-Executive
                                                            Director

/s/ Bruce Douglas Moore                               Bruce Douglas Moore
 ------------------------------------               Independent Non-Executive
                                                            Director


/s/ Miao Jianmin                                           Miao Jianmin
------------------------------------                 Non-Executive Director


/s/ Shi Guoqing                                            Shi Guoqing
------------------------------------                 Non-Executive Director


                                                         Zhuang Zuojin
------------------------------------                Non-Executive Director

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Life Insurance Company Limited, has signed this registration statement or amendment thereto in the City of Newark, Delaware on , 2009.

                                                AUTHORIZED U.S. REPRESENTATIVE

                                                By: /s/ Donald J. Puglisi
                                                    ----------------------------
                                                Name: Donald J. Puglisi
                                                Title: Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number.      Exhibit
---------    -------------------------------------------------------------------
   (a)       Form of Amended and Restated Deposit Agreement.

   (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.